________________________________________________________________________________
________________________________________________________________________________

                                    FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                    FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


(Mark One)
        [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                       EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 1997


   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
                          ACT OF 1934 [NO FEE REQUIRED]

  For the transition period from .................... to ....................

                        Commission file number: (1-13888)

            ---------------------------------------------------------
                            UCAR CARBON SAVINGS PLAN
                            (Full title of the plan)
            ---------------------------------------------------------




                             UCAR INTERNATIONAL INC.
          (Name of issuer of the securities held pursuant to the plan)


           39 OLD RIDGEBURY ROAD, J-4, DANBURY, CONNECTICUT 06817-0001
                     (Address of principal executive office)


________________________________________________________________________________
________________________________________________________________________________

                                TABLE OF CONTENTS




FINANCIAL STATEMENTS:
--------------------

  Statements of Net Assets Available for Plan Benefits
      as of December 31, 1997 and 1996...........................      Page 3

  Statement of Changes in Net Assets Available for Plan Benefits
      for the Year Ended December 31, 1997.......................      Page 4

  Notes to Financial Statements..................................      Page 5


SUPPLEMENTAL SCHEDULES:
----------------------

  Schedule I: Line 27a - Schedule of Assets Held for
    Investment Purposes..........................................      Page 14

  Schedule II: Line 27a - Schedule of Assets Held for
    Investment Purposes Which Were Both Acquired and
    Disposed of Within the Plan Year.............................      Page 15

  Schedule III: Line 27d - Schedule of Reportable Transactions...      Page 16


INDEPENDENT AUDITORS' REPORT.....................................      Page 18
----------------------------

INDEPENDENT AUDITORS' CONSENT....................................      Page 19
-----------------------------

                            UCAR CARBON SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           December 31, 1997 and 1996


                                                            1997           1996
                                                            ----           ----
ASSETS:
Investments:
  At fair value:
    Fidelity Magellan Fund......................    $         -    $  8,154,624
    Fidelity Equity Income Fund.................              -       5,839,616
    Vanguard Windsor II Equity Income and
      Growth Fund...............................      21,175,061             -
    State Street Global Advisors' Domestic
      Index Fund................................              -       7,363,267
    State Street Global Advisors' Daily Bond
      Market Fund...............................              -       1,041,591
    Vanguard Index Trust-500 Fund...............      12,004,011             -
    Vanguard Life Strategy Conservative
      Growth Fund...............................       4,400,488             -
    Vanguard Retirement Savings Trust...........       6,509,670             -
    Union Carbide Corp. common stock............       3,701,114      3,914,721
    Praxair Inc. common stock...................       4,118,112      4,636,162
    UCAR International Inc. common stock........      11,976,617     11,490,374
    Loans receivable............................       4,149,523      3,803,963

  At contract value:
    Contracts with insurance companies..........      42,236,905     45,686,856
                                                     -----------    -----------
      Total investments.........................     110,271,501     91,931,174

Receivable for investments sold.................              -             752
Contributions receivable........................              -         206,826
Investment income receivable....................          48,917         30,913
Cash and cash equivalents.......................         292,531      3,031,070
Other receivable  ..............................              -         132,721
                                                     -----------     ----------

      Total assets..............................     110,612,949     95,333,456

LIABILITIES:
Investments purchased payable...................              -          72,640
Other liabilities...............................              -          14,828
                                                     -----------     ----------

      Net assets available for plan benefits...     $110,612,949   $ 95,245,988
                                                     ===========    ===========

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                            UCAR CARBON SAVINGS PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                          YEAR ENDED DECEMBER 31, 1997


ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Transfers from other plans....................................  $     157,728
                                                                    -----------

  Investment income:
    Dividends...................................................      1,229,179
    Interest....................................................      2,956,359
    Net realized and unrealized gains on investments............      8,846,896
                                                                    -----------

      Total investment income...................................     13,032,434
                                                                    -----------

  Contributions:
    Employer ...................................................      1,159,714
    Employees...................................................      5,497,366
                                                                    -----------

      Total contributions.......................................      6,657,080
                                                                    -----------

      Total additions...........................................     19,847,242
                                                                    -----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Distributions to participants.................................      4,456,281
  Administrative fees...........................................         24,000
                                                                    -----------

      Total deductions..........................................      4,480,281
                                                                    -----------

      Net additions for the year................................     15,366,961

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year.............................................     95,245,988
                                                                    -----------

  End of year...................................................  $ 110,612,949
                                                                  =============
SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                            UCAR CARBON SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS



(1)    DESCRIPTION OF THE PLAN

       The following brief description of the UCAR Carbon Savings Plan (herein referred to as the "Plan") is provided for general information only. Participants should refer to the plan document for more complete information.

       GENERAL

       The Plan is a defined contribution plan consisting of several separate investment funds as described below.

       ADMINISTRATION

       The Plan is administered by the Savings Plan Administrative Committee.

       PARTICIPATION

       The Plan is available to all regular employees of UCAR Carbon Company Inc. and participating affiliate companies (collectively, the "Company").

       CONTRIBUTIONS

       Participating employees can contribute 1% to 7.5% of their compensation into the Plan as basic contributions. An additional 0.5% to 10% of employee compensation may be contributed as supplemental contributions. Employee contributions are subject to applicable Internal Revenue Code limitations.

       The Company contributes on behalf of each participating employee an amount equal to 30% of the employee's basic contributions.

       VESTING AND DISTRIBUTIONS

       Participants are immediately vested in 100% of their account balance (including employer contributions plus actual earnings thereon).

       Withdrawals from the 401(k) plans can be made for financial hardship, after age 59 1/2, retirement or other termination of employment or may be deferred under the terms of the Plan. Other savings plan withdrawals are subject to conditions stated in the Plan.

       PARTICIPANT ACCOUNTS

       Participants' accounts are credited with participant contributions, contributions from the Company and an allocation of investment income from the Plan. The allocations of investment income are based upon participants' account balances.

       The Plan permits participants to borrow money from their accounts. A minimum account balance of $2,000 is required to qualify for a loan. The minimum loan is $ 1,000 and the maximum loan is 50% of a participants' account balance up to a maximum loan of $50,000. Participants are required to repay the loan plus a fixed interest rate based on current lending rates. Interest is added to the participant's account.

       TRUSTEE AND RECORDKEEPER

       Effective December 31, 1997, the Plan changed its trustee from State Street Bank and Trust Company to Vanguard Fiduciary Trust Company and its recordkeeper from William M. Mercer Inc. to The Vanguard Group. In conjunction with the change, participant assets were transferred and automatically invested in some of the Plan's new investment options. The new investment options are discussed below under Investment Programs.

       INVESTMENT PROGRAMS

       Participants may invest their basic and supplemental contributions in one percentage point increments in any or all of the following funds:

              EQUITY GROWTH FUND - This fund invested in the Fidelity Magellan Fund during 1996 and 1997. The Fidelity Magellan Fund invests primarily in common stocks spread across many sectors of the market, with above average growth potential and a correspondingly higher level of risk. Upon the change in trustee, this fund's balance was transferred to The Vanguard Windsor II Equity Income and Growth Fund.

              EQUITY INCOME FUND - This fund invested in a Fidelity Equity Income Fund during 1996 and 1997. It aimed for a yield better than the Standard & Poor's Composite Index of 500 Stocks (the "S&P 500 Index"). Upon the change in trustee, this fund's balance was transferred to The Vanguard Windsor II Equity Income and Growth Fund.

              WINDSOR II (EQUITY INCOME AND GROWTH) FUND - This fund invests in the common stock of a diversified group of large companies striving for long term growth of capital and income from dividends. This fund option replaced the Equity Growth and Equity Income funds upon the change in trustee.

              EQUITY INDEXED FUND - This fund mirrored the S&P 500 Index and was managed by State Street Global Advisors, the institutional investment management affiliate of State Street Bank and Trust Company . This fund invested in the State Street Global Advisors' Domestic Index Fund during 1996 and 1997. Upon the change in trustee, this fund balance was transferred to the Vanguard Index Trust-500 Fund.

              INDEX TRUST-500 FUND - This fund attempts to mirror S&P 500 Composite Stock Price Index. Upon the change in trustee, it replaced the Equity Indexed Fund.

              BALANCED FUND - This fund sought a high level, long-term rate of return while being cautious about investment risk. The fund was managed by State Street Global Advisors. It invested

              50% in stocks of the S&P 500 Index and 50% in bonds that correspond to those in the Lehman Aggregate Bond Index. This fund invested in the State Street Global Advisors' Domestic Index and Daily Bond Market Funds during 1996 and 1997. This fund's balance was transferred to the Vanguard Life Strategy Conservative Growth Fund upon the change in trustee.

              CONSERVATIVE GROWTH FUND - This fund seeks a high level of income and moderate long term growth of capital and income by investing in stocks, bonds and short term investments. Upon the change in trustee, this fund option replaced the Balanced Fund.

              UCAR STOCK FUND AND UCAR DISCOUNTED STOCK FUND - The UCAR Stock Fund invests primarily in common stock of UCAR International Inc. (herein referred to as "UCAR Stock"). The UCAR Discounted Stock Fund purchases UCAR Stock at 90% of market price. Because the stock is discounted, certain restrictions apply. The restrictions include the following:

                - Only the employee  contributions  and the  Company's  matching contributions may be used to invest in this fund.

                - Any  units  purchased  must  remain  in the  fund for at least twelve months.

                - Supplemental  deposits or loan  repayments may not be invested in this fund.

              This fund option was carried over to the new trustee.

              UCAR stock is publicly traded and had a readily ascertainable market value of $39.94 per share at December 31, 1997. At June 19, 1998, the closing price of UCAR stock was $29.75.

              FIXED INCOME FUND - This fund mainly invests in fixed income contracts with highly rated insurance companies. Upon the change in trustee, these contracts were transferred to the UCAR Stable Value Fund.

              UCAR STABLE VALUE FUND - This fund option replaced the Fixed Income Fund upon the change in trustee. The Stable Value Fund will continue to hold the fixed income contracts with the insurance companies held by the Fixed Income Fund upon transition. As those contracts expire and new monies are received, the funds will be invested in the Vanguard Retirement Savings Trust. This is a collective, commingled trust that aims for a high level of income while maintaining the initial investment. The trust will offer a low risk, fixed income investment option.

       In addition to the preceding funds, two other funds from earlier plans still exist (the Union Carbide ("UCC") Stock Fund and the Praxair Stock
       Fund). Participants may no longer invest their contributions in these funds. Dividends from both the Union Carbide Stock Fund and the Praxair Stock Fund are automatically reinvested in the Stable Value Fund. Participants cannot elect to invest any future contributions in either stock fund. These funds investments were transferred to the new trustee.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING

       The financial statements have been prepared on the accrual basis of accounting.

       INVESTMENTS

       Investments are reported at market value, based upon quoted market prices, except for a portion of the Stable Value Fund. Stable Value Fund investments consist primarily of investment contracts with insurance companies which are carried at contract value since they are fully benefit-responsive (see note 7). Unrealized appreciation or depreciation of investments is recognized currently in the financial statements. Purchases and sales of investments are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       USE OF ESTIMATES

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to net assets and deductions from net assets during the reporting period. Actual results could differ from those estimates.

(3)    FEDERAL INCOME TAXES

       On December 7, 1995, the Plan secured a favorable determination as a qualified plan under Section 401(a) of the Internal Revenue Code (IRC), and that the trust created under the Plan is exempt from Federal income tax under Section 501(a) of the IRC. This determination letter was applicable for amendments adopted on March 17, 1995. The Plan has been amended since March 17, 1995. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(4)    EXPENSES

       All costs and expenses, including transfer taxes and brokerage commissions incurred in connection with the sale of stock of Union Carbide or Praxair shall be deducted from the proceeds of such sale. Similar costs and expenses incurred in connection with the sale or purchase of stock in the UCAR Stock Fund or UCAR Discounted Stock Fund are charged to the applicable fund. Fees of the Fixed Income Fund investment advisors are paid by the Plan. For the year ended December 31, 1997 and 1996, the Company paid all costs of administration and bore the expenses of collecting and distributing amounts from and to the participants and of keeping the records of the Plan.

(5)    PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company reserves the right to amend, modify, suspend or terminate the Plan. In the event of Plan termination, participants would receive the full value of their accounts.

                                                     UCAR CARBON SAVINGS PLAN

                                             NOTES TO FINANCIAL STATEMENTS (Continued)

(6) NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND

                                                                EQUITY            EQUITY            CONSERVATIVE
                                                           INCOME & GROWTH         INDEX               GROWTH
             DECEMBER 31, 1997                                   FUND              FUND                 FUND
             -----------------                                   ----              ----                 ----
ASSETS:
Investments:
  At fair value:
    Vanguard Windsor II Equity Income & Growth Fund         $21,175,061         $      --           $     --
    Vanguard Index-Trust 500 Fund .................                --            12,004,011               --
    Vanguard Lifestrategy Conservative Growth Fund                 --                  --            4,400,488
    Vanguard Retirement Savings Trust .............                --                  --                 --
    Union Carbide Corp. common stock ..............                --                  --                 --
    Praxair Inc. common stock .....................                --                  --                 --
    UCAR International Inc. common stock ..........                --                  --                 --
  At contract value: ..............................                --                  --                 --
    Contracts with insurance companies ............                --                  --                 --
                                                             ----------          ----------          ---------
      Total Investments ...........................          21,175,061          12,004,011          4,400,488


 Investment income receivable .....................                --                  --                 --
 Loans receivable .................................                --                  --                 --
 Cash and cash equivalents ........................                --                  --                 --
                                                             ----------          ----------          ---------
      Total assets ................................          21,175,061          12,004,011          4,400,488


      Net assets available for plan benefits ......         $21,175,061         $12,004,011         $4,400,488
                                                             ==========          ==========          =========

                                                            UNION CARBIDE        PRAXAIR              UCAR
                                                                STOCK             STOCK               STOCK
             DECEMBER 31, 1997                                   FUND             FUND                FUND
             -----------------                                   ----             ----                ----
ASSETS:
Investments:
  At fair value:
    Vanguard Windsor II Equity Income & Growth Fund         $     --           $     --           $      --
    Vanguard Index-Trust 500 Fund .................               --                 --                  --
    Vanguard Lifestrategy Conservative Growth Fund                --                 --                  --
    Vanguard Retirement Savings Trust .............               --                 --                  --
    Union Carbide Corp. common stock ..............          3,701,114               --                  --
    Praxair Inc. common stock .....................               --            4,118,112                --
    UCAR International Inc. common stock ..........               --                 --            10,469,096
  At contract value: ..............................               --                 --                  --
    Contracts with insurance companies ............               --                 --                  --
                                                             ---------          ---------          ----------
      Total Investments ...........................          3,701,114          4,118,112          10,469,096


 Investment income receivable .....................               --                 --                  --
 Loans receivable .................................               --                 --                  --
 Cash and cash equivalents ........................               --                 --               227,680
                                                             ---------          ---------          ----------
      Total assets ................................          3,701,114          4,118,112          10,696,776


      Net assets available for plan benefits ......         $3,701,114         $4,118,112         $10,696,776
                                                             =========          =========          ==========

                                                                UCAR               UCAR
                                                             DISCOUNTED           STABLE                                  TOTAL
                                                               STOCK               VALUE                                 SAVINGS
             DECEMBER 31, 1997                                  FUND               FUND               LOANS               PLAN
             -----------------                                  ----               ----               -----               ----
ASSETS:
Investments:
  At fair value:
    Vanguard Windsor II Equity Income & Growth Fund          $    --           $      --           $     --           $ 21,175,061
    Vanguard Index-Trust 500 Fund .................               --                  --                 --             12,004,011
    Vanguard Lifestrategy Conservative Growth Fund                --                  --                 --              4,400,488
    Vanguard Retirement Savings Trust .............               --             6,509,670               --              6,509,670
    Union Carbide Corp. common stock ..............               --                  --                 --              3,701,114
    Praxair Inc. common stock .....................               --                  --                 --              4,118,112
    UCAR International Inc. common stock ..........          1,507,521                --                 --             11,976,617
  At contract value: ..............................               --                  --                 --                   --
    Contracts with insurance companies ............               --            42,236,905               --             42,236,905
                                                             ---------          ----------          ---------          -----------
      Total Investments ...........................          1,507,521          48,746,575               --            106,121,978


 Investment income receivable .....................               --                48,917               --                 48,917
 Loans receivable .................................               --                  --            4,149,523            4,149,523
 Cash and cash equivalents ........................             64,851                --                 --                292,531
                                                             ---------          ----------          ---------          -----------
      Total assets ................................          1,572,372          48,795,492          4,149,523          110,612,949


      Net assets available for plan benefits ......         $1,572,372         $48,795,492         $4,149,523         $110,612,949
                                                             =========          ==========          =========          ===========


                                                     UCAR CARBON SAVINGS PLAN

                                            NOTES TO FINANCIAL STATEMENTS (Continued)

(6)  NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND
                                                    EQUITY      EQUITY      EQUITY               UNION CARBIDE  PRAXAIR       UCAR
                                                    GROWTH      INCOME      INDEXED    BALANCED      STOCK       STOCK       STOCK
           DECEMBER 31, 1996                         FUND        FUND        FUND        FUND        FUND        FUND         FUND
           -----------------                         ----        ----        ----        ----        ----        ----         ----
ASSETS:
Investments:
  At fair value:
     Fidelity Magellan Fund ....................  $8,154,624  $     --    $     --    $     --    $     --    $     --   $       --
     Fidelity Equity Income Fund ...............        --     5,839,616        --          --          --          --           --
     State Street Global Advisors':
       Domestic Index Fund......................        --          --     6,055,907   1,307,360        --          --           --
       Daily Bond Market Fund ..................        --          --          --     1,041,591        --          --           --
     Union Carbide Corp. common stock ..........        --          --          --          --     3,914,721        --           --
     Praxair Inc. common stock .................        --          --          --          --          --     4,636,162         --
     UCAR International Inc. common stock ......        --          --          --          --          --          --    10,608,745
  At contract value:
     Contracts with insurance companies ........        --          --          --          --          --          --           --
                                                   ---------   ---------   ---------   ---------   ---------   ---------  ----------
       Total investments .......................   8,154,624   5,839,616   6,055,907   2,348,951   3,914,721   4,636,162  10,608,745

Receivable for investments sold ................        --          --          --          --          --          --          --
Contributions receivable (payable)..............      21,898      13,882      13,990       8,019        --          --         3,964
Investment income receivable ...................        --          --          --          --          --          --         1,566
Transfers receivable (payable) .................     (43,902)     40,322      45,803         142        --          --        15,194
Loans receivable ...............................        --          --          --          --          --          --          --
Cash and cash equivalents ......................        --       289,898       4,623        --           491         213     352,089
Other receivable ...............................         307      94,423         344        --         8,093       6,096      19,682
                                                   ---------   ---------   ---------   ---------   ---------   ---------  ----------
       Total assets ............................   8,132,927   6,278,141   6,120,667   2,357,112   3,923,305   4,642,471  11,001,240

LIABILITIES:
Investments purchased payable ..................        --          --          --          --          --           --       72,640
Other liabilities                                       --          --          --         7,431        --           --         --
                                                   ---------   ---------   ---------   ---------   ---------   ---------  ----------
       Total liabilities                                --          --          --         7,431        --           --       72,640

       Net Assets Available For Plan Benefits...  $8,132,927  $6,278,141  $6,120,667  $2,349,681  $3,923,305  $4,642,471 $10,928,600
                                                   =========   =========   =========   =========   =========   =========  ==========
                                                        UCAR
                                                     DISCOUNTED       FIXED                        TOTAL
                                                       STOCK          INCOME                      SAVINGS
           DECEMBER 31, 1996                            FUND           FUND           LOANS        PLAN
           -----------------                            ----           ----           ----         -----
ASSETS:
Investments:
  At fair value:
     Fidelity Magellan Fund .....................  $      --     $       --       $      --    $  8,154,624
     Fidelity Equity Income Fund ................         --             --              --       5,839,616
     State Street Global Advisors':
       Domestic Index Fund ......................         --             --              --       7,363,267
       Daily Bond Market Fund ...................         --             --              --       1,041,591
     Union Carbide Corp. common stock ...........         --             --              --       3,914,721
     Praxair Inc. common stock ..................         --             --              --       4,636,162
     UCAR International Inc. common stock .......      881,629           --              --      11,490,374
  At contract value:
     Contracts with insurance companies .........         --       45,686,856            --      45,686,856
                                                    ----------    -----------      ----------   -----------
       Total investments ........................      881,629     45,686,856            --      88,127,211

Receivable for investments sold .................          752           --              --             752
Contributions receivable (payable)...............       24,201        120,872            --         206,826
Investment income receivable ....................         --           29,347            --          30,913
Transfers receivable (payable) ..................         --          (11,151)        (46,408)         --
Loans receivable ................................         --             --         3,803,963     3,803,963
Cash and cash equivalents .......................         --        2,323,964          59,792     3,031,070
Other Receivable.................................        3,521            255            --         132,721
                                                    ----------    -----------      ----------     ---------
       Total Assets                                    910,103     48,150,143       3,817,347    95,333,456

LIABILITIES:
Investments purchased payable ...................         --             --             --           72,640
Other liabilities................................          571          6,826           --           14,828
                                                    ----------    -----------      ----------   -----------
       Total Liabilities.........................          571          6,826           --           87,468

       Net Assets Available For Plan Benefits ...  $   909,532   $ 48,143,317     $ 3,817,347  $ 95,245,988
                                                    ==========    ===========      ==========   ===========

                            UCAR CARBON SAVINGS PLAN

(7)    FIXED INCOME FUND

       The following is a summary of investments in contracts with insurance companies at contract value within the UCAR Stable Value at December 31, 1997 and the Fixed Income Fund at December 31, 1996. Contract value represents original deposits under the contract credited with actual earnings and charged for expenses and withdrawals. Contract value approximates fair value.

                                                              1997          1996
                                                              ----          ----
       Metropolitan Life Insurance Company:
           Contract No. 13919, 7.84%, due 3/31/01...    $2,327,756   $ 2,873,811
       Transamerica Life Insurance:
           Contract No. GIC, 6.23%, due 10/01/01....     4,246,761     6,945,121
       Life of Virginia:
           Contract No. 2832, 8.14%, due 10/02/00...     2,369,006     2,845,013
       The Protective Life Insurance Company:
           Contract No. 1, 6.05%, due 9/30/99.......     1,119,550     2,066,179
           Contract No. 916, 5.39%, due 3/31/00.....     1,429,378     1,762,978
       New York Life Insurance Company:
           Contract No. 06740, 5.70%, due 3/31/99...     2,819,609     5,189,007
       Allstate Life Insurance Company:
           Contract No. 5618, 7.22%, due 10/01/01...     3,671,148     4,448,289
       Principal Mutual:
           Contract No. 10081, 5.20%, due 10/02/00..     4,029,496     4,979,195
       CNA:
           Contract No. 12972, 7.12%, due 9/30/00...     3,529,709     4,279,990
       Combined Insurance Company of America:
           Contract No. CG1061, 6.45%, due 3/31/97..            -      1,510,827
           Contract No. 1061, 6.45%, due 3/31/02....     2,959,570            -
       People Security Life
           Contract No. 00614FR, 6.83%, due 10/01/01     2,176,008     2,646,565
           Contract No. 00625FR, 6.94%, due 10/01/01     2,179,376            -
       Providian Capital
           Contract No. 625FR, 6.94%, due 9/30/01...            -      2,647,851
       Sunamerica Life Insurance Co.
           Contract No. 4667, 6.56%, due 3/31/02....     2,863,710     3,492,030
       Sunamerica Life Insurance Co.
           Contract No. 4714, 7.12%, due 9/30/02....     2,148,537            -
       John Hancock
           Contract No. 8910, 6.95%, due 09/30/02...     4,367,291            -
                                                       -----------    ----------

         Total contracts with insurance companies...  $ 42,236,905  $ 45,686,856
                                                       ===========    ==========

       The crediting interest rates, shown above, are determined at the inception of the contracts. The average yield for contracts with investment companies in the aggregate was 6.5% and 6.9% for the years ended December 31, 1997 and 1996, respectively.

       At December 31, 1997 the remainder of the Stable Value fund is invested in the Vanguard Retirement Savings Trust which is a collective, commingled trust. The Plan owns 6,509,670 shares in the trust at December 31, 1997. As the above contracts with insurance companies expire and new monies are received, the funds will be invested in this trust.

                                                     UCAR CARBON SAVINGS PLAN

                                            NOTES TO FINANCIAL STATEMENTS (Continued)

(8) CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND

                                                           EQUITY       EQUITY        EQUITY        EQUITY         INDEX
                                                           GROWTH       INCOME       INCOME &       INDEX        TRUST-500
            YEAR ENDED DECEMBER 31, 1997                    FUND         FUND      GROWTH FUND       FUND           FUND
            ----------------------------                    ----         ----      -----------       ----           ----
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
    Transfer from other plans .......................  $    15,319   $   28,763   $      --     $    59,851    $       --
                                                        ----------    ---------    ----------    ----------     ----------

    Investment income:
      Dividends .....................................      642,989      586,190          --             --             --
      Interest ......................................          --           --           --             --             --
      Net realized and unrealized gain on investments    1,453,609    1,645,996          --       2,477,624            --
                                                        ----------    ---------    ----------    ----------     ----------

         Total investment income ....................    2,096,598    2,232,186          --       2,477,624            --
                                                        ----------    ---------    ----------    ----------     ----------

    Contributions:
      Employer ......................................      118,895       96,844          --          95,110            --
      Employee ......................................      619,055      456,637          --         500,035            --
                                                        ----------    ---------    ----------    ----------     ----------

         Total contributions ........................      737,950      553,481          --         595,145            --
                                                        ----------    ---------    ----------    ----------     ----------

    Loan repayment ..................................       56,783       48,029          --          68,621            --
    Transfer between funds ..........................  (10,745,504)  (8,853,871)   21,175,061    (9,060,309)    12,004,011
                                                        ----------    ---------    ----------    ----------     ----------

         Total additions ............................   (7,838,854)  (5,991,412)   21,175,061    (5,859,068)    12,004,011
                                                        ----------    ---------    ----------    ----------     ----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
    Distributions to participants ...................      177,351      211,790          --         167,243            --
    Loans to participants ...........................      116,722       74,939          --          94,356            --
    Administrative fees .............................         --           --            --             --             --
                                                        ----------    ---------    ----------    ----------     ----------
         Total deductions ...........................      294,073      286,729          --         261,599            --
                                                        ----------    ---------    ----------    ----------     ----------
         Net additions (deductions) for the year ....   (8,132,927)  (6,278,141)   21,175,061    (6,120,667)    12,004,011

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
    Beginning of the year ...........................    8,132,927    6,278,141          --       6,120,667            --
                                                        ----------    ---------    ----------    ----------     ----------

    End of the year .................................  $      --     $     --     $21,175,061   $       --     $12,004,011
                                                        ==========    =========    ==========    ==========     ==========

                                                                     CONSERVATIVE  UNION CARBIDE   PRAXAIR         UCAR
                                                          BALANCED      GROWTH        STOCK         STOCK          STOCK
            YEAR ENDED DECEMBER 31, 1997                    FUND         FUND          FUND         FUND           FUND
            ----------------------------                    ----         ----          ----         ----           ----
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
    Transfer from other plans .......................  $    15,416   $      --    $      --      $      --     $       --
                                                        ----------    ---------    ----------     ---------     ----------
    Investment income:
      Dividends .....................................         --            --           --             --             --
      Interest ......................................         --            --           --             --             --
      Net realized and unrealized gain on investments      667,328          --       249,175        (71,991)     1,666,734
                                                        ----------    ---------    ----------     ---------     ----------
         Total investment income ....................      667,328          --       249,175        (71,991)     1,666,734
                                                        ----------    ---------    ----------     ---------     ----------
    Contributions:
      Employer ......................................       50,244          --           --             --          19,253
      Employee ......................................      270,237          --           --             --          92,527
                                                        ----------    ---------    ----------     ---------     ----------

         Total contributions ........................      320,481          --           --             --         111,780
                                                        ----------    ---------    ----------     ---------     ----------

    Loan repayment ..................................       22,742          --           --             --          25,910
    Transfer between funds ..........................   (3,216,484)   4,400,488     (466,944)      (440,236)    (1,910,089)
                                                        ----------    ---------    ----------     ---------     ----------

         Total additions ............................   (2,190,517)   4,400,488     (217,769)      (512,227)      (105,665)
                                                        ----------    ---------    ----------     ---------     ----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
    Distributions to participants ...................       78,809          --         4,172         11,882        101,164
    Loans to participants ...........................       80,355          --           250            250         24,995
    Administrative fees .............................         --            --           --             --             --
                                                        ----------    ---------    ----------     ---------     ----------

         Total deductions ...........................      159,164          --         4,422         12,132        126,159
                                                        ----------    ---------    ----------     ---------     ----------

         Net additions (deductions) for the year ....   (2,349,681)   4,400,488     (222,191)      (524,359)      (231,824)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
    Beginning of the year ...........................    2,349,681          --     3,923,305      4,642,471     10,928,600
                                                        ----------    ---------    ----------     ---------     ----------

    End of the year .................................  $       --    $4,400,488   $3,701,114     $4,118,112    $10,696,776
                                                         =========    =========    =========      =========     ==========

                                                            UCAR                       UCAR
                                                         DISCOUNTED       FIXED       STABLE                        TOTAL
                                                            STOCK         INCOME       VALUE                       SAVINGS
            YEAR ENDED DECEMBER 31, 1997                     FUND          FUND        FUND          LOANS          PLAN
            ----------------------------                     ----          ----        ----          -----          ----
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
    Transfer from other plans .......................  $       --    $    38,379  $       --     $     --      $   157,728
                                                        ----------     ---------    ----------    ----------    ----------

    Investment income:
      Dividends .....................................          --            --           --           --         1,229,179
      Interest ......................................          --      2,695,068          --         261,291      2,956,359
      Net realized and unrealized gain on investments       28,596       728,063          --           1,762      8,846,896
                                                        ----------     ---------    ----------    ----------     ----------

         Total investment income ....................       28,596     3,423,131          --         263,053     13,032,434
                                                        ----------     ---------    ----------    ----------     ----------

    Contributions:
      Employer ......................................      216,190       563,178          --             --       1,159,714
      Employee ......................................      634,088     2,924,787          --             --       5,497,366
                                                        ----------     ---------    ----------    ----------     ----------

         Total contributions ........................      850,278     3,487,965          --             --       6,657,080
                                                        ----------     ---------    ----------    ----------     ----------

    Loan repayment ..................................          --      1,756,413          --      (1,978,498)           --
    Transfer between funds ..........................     (214,604)  (51,467,011)  48,795,492            --             --
                                                        ----------    ----------   ----------     ----------     ----------

         Total additions ............................      664,270   (42,761,123)  48,795,492     (1,715,445)    19,847,242
                                                        ----------    ----------   ----------     ----------     ----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
    Distributions to participants ...................          732     3,515,859          --         187,279      4,456,281
    Loans to participants ...........................          698     1,842,335          --      (2,234,900)           --
    Administrative fees .............................          --         24,000          --             --          24,000
                                                        ----------    ----------    ----------    ----------     ----------

         Total deductions ...........................        1,430     5,382,194          --      (2,047,621)     4,480,281
                                                        ----------    ----------    ----------    ----------     ----------

         Net additions (deductions) for the year ....      662,840   (48,143,317)  48,795,492        332,176     15,366,961

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
    Beginning of the year ...........................      909,532    48,143,317          --       3,817,347     95,245,988
                                                        ----------    ----------   ----------     ----------     ----------

    End of the year .................................  $ 1,572,372   $       --   $48,795,492    $ 4,149,523   $110,612,949
                                                        ==========    ==========   ==========      =========    ===========

(9)    SUBSEQUENT EVENTS

       On January 1, 1998 the UCAR Carbon Savings Plan was amended. Under the amended plan, the Company match increased to 50% of employee basic contributions while supplemental contribution guidelines have been revised. Withdrawal and loan guidelines have been simplified. In addition, under the new trustee, the plan will offer a total of 12 investment options to participants.


                                                        SCHEDULE I

                                             UCAR CARBON SAVINGS PLAN

                            LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                 DECEMBER 31, 1997

                                                                                                  MARKET
                                   DESCRIPTION                                  COST              VALUE
                                   -----------                                  ----              -----

*UCAR International Inc. common stock, 299,884 shares, par value $.01...  $  10,000,136     $  11,976,617
 Union Carbide Corp. common stock, 86,198 shares, par value $1..........        738,138         3,701,114
 Praxair Inc. common stock, 91,514 shares, par value $.01...............      1,104,026         4,118,112
*Vanguard Index Trust-500 Fund, 133,274 shares..........................     12,004,011        12,004,011
*Vanguard Windsor II Equity Income & Growth Fund, 739,869 shares........     21,175,061        21,175,061
*Vanguard Life Strategy Conservative Growth Fund, 328,395 shares........      4,400,488         4,400,488
*Vanguard Retirement Savings Trust, 6,509,670 shares....................      6,509,670         6,509,670
 Contracts with insurance companies, at contract value:
     Metropolitan Life Insurance Company:
         Contract No. 13919, 7.84%, due 3/31/01.........................      2,327,756         2,327,756
     The Transamerica Life Co.:
         Contract No. GIC, 6.23 %, due 10/01/01.........................      4,246,761         4,246,761
     Life Of Virginia:
         Contract No. 2832, 8.14%, due 10/02/00.........................      2,369,006         2,369,006
     Protective Insurance Company:
         Contract No. 1, 6.05%, due 9/30/99.............................      1,119,550         1,119,550
         Contract No. 916 , 5.39%, due 3/31/00..........................      1,429,378         1,429,378
     New York Life Insurance:
         Contract No. 06740, 5.70% due 3/31/99..........................      2,819,609         2,819,609
     Allstate Life Insurance Company:
         Contract No. 5618, 7.22%, due 10/01/01.........................      3,671,148         3,671,148
     Principal Mutual:
         Contract No. 10081, 5.20%, due 10/02/00........................      4,029,496         4,029,496
     CNA:
         Contract No. 12972, 7.12%, due 9/30/00.........................      3,529,709         3,529,709
     Combined Insurance Company of America:
         Contract No. CG1061, 6.45%, due 3/31/02........................      2,959,570         2,959,570
     People Security Life:
         Contract No. 00614FR, 6.83%, due 10/01/01......................      2,176,008         2,176,008
         Contract No. 00625FR, 6.94%, due 10/01/01......................      2,179,376         2,179,376
     Sunamerica Life Insurance Co.
         Contract No. 4667, 6.56%, due 3/31/02..........................      2,863,710         2,863,710
     Sunamerica Life Insurance Co.
         Contract No. 4714, 7.12%, due 9/30/02..........................      2,148,537         2,148,537
     John Hancock
         Contract No. 8910, 6.95%, due 9/30/02..........................      4,367,291         4,367,291
              Subtotal..................................................     98,168,435       106,121,978
Loans to participants...................................................      4,149,523         4,149,523
                                                                           ------------       -----------
                  Total.................................................  $ 102,317,958     $ 110,271,501
                                                                           ============       ===========

*REPRESENTS PARTY-IN-INTEREST.

                                   SCHEDULE II

                            UCAR CARBON SAVINGS PLAN

           LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES WHICH WERE BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR

                                DECEMBER 31, 1997



                                            COST OF          PROCEEDS OF
            DESCRIPTION                   ACQUISITION        DISPOSITION
            -----------                   -----------        -----------

John Hancock
     GIC, 6.95%, due 9/30/01............   $ 514,282          $ 514,282

Sunamerica
     GIC, 7.12%, due 9/30/02............     529,117            529,117


                                                           SCHEDULE III

                                                     UCAR CARBON SAVINGS PLAN

                                          LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                                                         DECEMBER 31, 1997


                                                                                                                        EXPENSE
                                         DESCRIPTION                      PURCHASE         SELLING        LEASE      INCURRED WITH
        PARTY INVOLVED                   OF ASSETS                         PRICE            PRICE         RENTAL      TRANSACTION
        --------------                   ---------                         -----            -----         ------      -----------
UCAR International Inc. stock           Common Stock                    $ 9,253,352     $      --       $   --        $      --
UCAR International Inc. stock           Common Stock                           --        11,045,633         --               --
                                                                        -----------     -----------     --------      -----------
    Total (77 Purchases, 138 Sales)                                     $ 9,253,352     $11,045,633     $   --        $      --

Fidelity Investments                    Fidelity Magellan Fund          $ 3,097,165     $      --       $   --        $      --
Fidelity Investments                    Fidelity Magellan Fund                 --        12,705,477         --               --
                                                                        -----------     -----------     --------      -----------
    Total (115 Purchases, 93 Sales)                                     $ 3,097,165     $12,705,477     $   --        $      --

Fidelity Investments                    Fidelity Equity Income Fund     $ 5,310,650     $      --       $   --        $      --
Fidelity Investments                    Fidelity Equity Income Fund            --        12,751,189         --               --
                                                                        -----------     -----------     --------      -----------
    Total (140 Purchases, 72 Sales)                                     $ 5,310,650     $12,751,189     $   --        $      --


Combined Insurance of America                      GIC                  $ 5,721,459     $      --       $   --        $      --
Combined Insurance of America                      GIC                         --         4,288,482         --               --
                                                                        -----------     -----------     --------      -----------
    Total (15 Purchases, 10 Sales)                                      $ 5,721,459     $ 4,288,482     $   --        $      --

John Hancock                                       GIC                  $ 4,856,571     $      --       $   --        $      --
John Hancock                                       GIC                         --           514,282         --               --
                                                                        -----------     -----------     --------      -----------
    Total (13 Purchases, 2 Sales)                                       $ 4,856,571     $   514,282     $   --        $      --
Transamerica Life Co.                              GIC                  $   347,359     $      --       $   --        $      --
Transamerica Life Co.                              GIC                         --         3,068,399         --               --
                                                                        -----------     -----------     --------      -----------
    Total (11 Purchases, 13 Sales)                                      $   347,359     $ 3,068,399     $   --        $      --

New York Life Insurance                            GIC                  $   188,969     $      --       $   --        $      --
New York Life Insurance                            GIC                         --         2,571,701         --               --
                                                                        -----------     -----------     --------      -----------
    Total (11 Purchases, 13 Sales)                                      $   188,969     $ 2,571,701     $   --        $      --



                                                                                      CURRENT VALUE
                                           DESCRIPTION                   COST OF       TRANSACTION        GAIN
PARTY INVOLVED                              OF ASSETS                     ASSETS          DATE           (LOSS)
--------------                              ---------                     ------          ----           ------

UCAR International Inc. stock           Common Stock                   $ 9,253,352     $ 9,253,352     $      --
UCAR International Inc. stock           Common Stock                     9,536,549      11,045,633      1,509,084
                                                                       -----------     -----------     ----------
    Total (77 Purchases, 138 Sales)                                    $18,789,901     $20,298,985     $1,509,084

Fidelity Investments                    Fidelity Magellan Fund         $ 3,097,165     $ 3,097,165     $      --
Fidelity Investments                    Fidelity Magellan Fund          11,251,789      12,705,477      1,453,688
                                                                       -----------     -----------     ----------
    Total (115 Purchases, 93 Sales)                                    $14,348,954     $15,802,642     $1,453,688

Fidelity Investments                    Fidelity Equity Income Fund    $ 5,310,650     $ 5,310,650     $      --
Fidelity Investments                    Fidelity Equity Income Fund     11,150,265      12,751,189      1,600,924
                                                                       -----------     -----------     ----------
    Total (140 Purchases, 72 Sales)                                    $16,460,915     $18,061,839     $1,600,924

Combined Insurance of America                    GIC                   $ 5,721,459     $ 5,721,459     $      --
Combined Insurance of America                    GIC                     4,288,482       4,288,482            --
                                                                       -----------     -----------     ----------
    Total (15 Purchases, 10 Sales)                                     $10,009,941     $10,009,941     $      --

John Hancock                                     GIC                   $ 4,856,571     $ 4,856,571     $      --
John Hancock                                     GIC                       514,282         514,282            --
                                                                       -----------     -----------     ----------
    Total (13 Purchases, 2 Sales)                                      $ 5,370,853     $ 5,370,853     $      --

Transamerica Life Co.                            GIC                   $   347,359     $   347,359     $      --
Transamerica Life Co.                            GIC                     3,068,399       3,068,399            --
                                                                       -----------     -----------     ----------
    Total (11 Purchases, 13 Sales)                                     $ 3,415,759     $ 3,415,759     $      --

New York Life Insurance                          GIC                   $   188,969     $   188,969     $      --
New York Life Insurance                          GIC                     2,571,701       2,571,701            --
                                                                       -----------     -----------     ----------
    Total (11 Purchases, 13 Sales)                                     $ 2,760,670     $ 2,760,670     $      --


                                                                16

                                                           SCHEDULE III
                                                            (Continued)

                                                     UCAR CARBON SAVINGS PLAN

                                          LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                                                         DECEMBER 31, 1997

                                                                                                           EXPENSE
                                         DESCRIPTION           PURCHASE         SELLING      LEASE      INCURRED WITH
        PARTY INVOLVED                    OF ASSETS             PRICE            PRICE       RENTAL      TRANSACTION
        --------------                    ---------             -----            -----       ------      -----------
State Street Global Advisors           Equity Index Fund     $11,543,529     $      --       $  --        $    --
State Street Global Advisors           Equity Index Fund            --        12,563,856        --             --
                                                             -----------     -----------     ------       --------
    Total (69 Purchases, 40 Sales)                           $11,543,529     $12,563,856     $  --        $    --

State Street Global Advisors           Equity Index Fund     $   332,314     $      --       $  --        $    --
State Street Global Advisors           Equity Index Fund            --         9,303,036        --             --
                                                             -----------     -----------     ------       --------
    Total (16 Purchases, 8 Sales)                            $   332,314     $ 9,303,036     $  --        $    --

State Street Global Advisors           Balanced Fund         $ 2,647,348     $       --      $  --        $    --
State Street Global Advisors           Balanced Fund                --         2,847,329        --
                                                             -----------     -----------     ------       --------
    Total (49 Purchases, 43 Sales)                           $ 2,647,348     $ 2,847,329     $  --        $    --

State Street Global Advisors           Balanced Fund         $ 2,385,879     $       --      $  --        $    --
State Street Global Advisors           Balanced Fund                --         2,491,415        --             --
                                                             -----------     -----------     ------       --------
    Total (52 Purchases, 36 Sales)                           $ 2,385,879     $ 2,491,415     $  --        $    --

The Vanguard Group             Equity Income & Growth Fund   $21,175,061     $       --      $  --        $    --
                                                             -----------     -----------     ------       --------
    Total (2 Purchases, 0 Sales)                             $21,175,061     $       --      $  --        $    --

The Vanguard Group                      Index Fund           $12,004,011     $       --      $  --        $    --
                                                             -----------     -----------     ------       --------
    Total (1 Purchase, 0 Sales)                              $12,004,011     $       --      $  --        $    --

The Vanguard Group                   Stable Value Fund       $ 6,509,670     $       --      $  --        $    --
                                                             -----------     -----------     ------       --------
    Total (1 Purchase, 0 Sales)                              $ 6,509,670     $       --      $  --        $    --



                                                                                 CURRENT VALUE
                                        DESCRIPTION                COST OF        TRANSACTION       GAIN
PARTY INVOLVED                           OF ASSETS                  ASSETS           DATE          (LOSS)
--------------                           ---------                  ------           ----          ------
State Street Global Advisors          Equity Index Fund          $11,543,529     $11,543,529     $      --
State Street Global Advisors          Equity Index Fund           11,543,529      12,563,856      1,020,328
                                                                 -----------     -----------     ----------
    Total (69 Purchases, 40 Sales)                               $23,087,058     $24,107,385     $1,020,328

State Street Global Advisors          Equity Index Fund          $   332,314     $   332,314     $      --
State Street Global Advisors          Equity Index Fund            7,871,886       9,303,036      1,431,150
                                                                 -----------     -----------     ----------
    Total (16 Purchases, 8 Sales)                                $ 8,204,200     $ 9,635,350     $1,431,150

State Street Global Advisors          Balanced Fund              $ 2,647,348     $ 2,647,348     $      --
State Street Global Advisors          Balanced Fund                2,647,348       2,847,329        199,981
                                                                 -----------     -----------     ----------
    Total (49 Purchases, 43 Sales)                               $ 5,294,696     $ 5,494,677     $  199,981


State Street Global Advisors          Balanced Fund              $ 2,385,879     $ 2,385,879     $      --
State Street Global Advisors          Balanced Fund                2,385,879     $ 2,491,415        105,536
                                                                 -----------     -----------        -------
          Total (52 Purchases, 36 Sales)                         $ 4,771,758     $ 4,877,294     $  105,536

The Vanguard Group             Equity Income & Growth Fund       $21,175,061     $21,175,601     $      --
                                                                 -----------     -----------     ----------
    Total (2 Purchases, 0 Sales)                                 $21,175,061     $21,175,061     $      --

The Vanguard Group                      Index Fund               $12,004,011     $12,004,011     $      --
                                                                 -----------    ------------     ----------
    Total (1 Purchase, 0 Sales)                                  $12,004,011     $12,004,011     $      --

The Vanguard Group                   Stable Value Fund           $ 6,509,670     $ 6,509,670     $      --
                                                                 -----------     -----------     ----------
    Total (1 Purchase, 0 Sales)                                  $ 6,509,670     $ 6,509,670     $      --


                            UCAR CARBON SAVINGS PLAN

                          INDEPENDENT AUDITORS' REPORT





To the Plan Administrator of the UCAR Carbon Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the UCAR Carbon Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for plan benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules I, II and III are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KMPG Peat Marwick LLP
---------------------------
KPMG  Peat Marwick LLP


Stamford, Connecticut
June 19, 1998

                            UCAR CARBON SAVINGS PLAN

                          INDEPENDENT AUDITORS' CONSENT




We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-95548) of UCAR International Inc. of our report dated June 19, 1998 appearing on page 18 of this Annual Report on Form 11-K for the year ended December 31, 1997.


/s/ KPMG Peat Marwick LLP
--------------------------
KPMG Peat Marwick LLP


Stamford, Connecticut
June 25, 1998

                            UCAR CARBON SAVINGS PLAN

                                    SIGNATURE




Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                            UCAR CARBON SAVINGS PLAN

Date:  June 25, 1998                        By:  /s/  Fred C. Wolf
                                                 -----------------
                                                 FRED C. WOLF
                                                 VICE PRESIDENT AND
                                                 CHIEF FINANCIAL OFFICER
                                                 MEMBER OF THE SAVINGS PLAN
                                                   ADMINISTRATIVE COMMITTEE